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                                 August 31, 2006

VIA EDGAR AND FACSIMILE - (202) 772-9218

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C., 20549-6010
Attn.:   Eduardo Aleman, Esq.
         Peggy Fisher, Esq.

         Re:      Composite Technology Corporation
                  Registration Statement on Form S-3
                  File No. 333-134652

Dear Mr. Aleman and Ms. Fisher:

On behalf of Composite Technology Corporation (the "Company" or "CTC"), set forth below is the Company's responses to the comments received from the staff ("Staff") of the Securities and Exchange Commission in the letter dated August 25, 2006. We have reproduced the Staff's comments in bold type for your convenience and have followed the comment with the Company's response. References in this letter to "we," "our" or "us" mean the Company or its advisors, as the context may require.

Form S-3

Where You Can Find More Information, page 25

1. Please update the incorporation by reference section to include all recent filings and amendments of the registrant.

      We have revised the Form S-3 accordingly.

Securities and Exchange Commission
August 31, 2006
Page 2 of 17

Consents of the Independent Registered Public Accounting Firms, Exhibit 23

2. Please provide updated consents of the independent accountants of the registrant and EU Energy.

      We have updated the consents of the our independent accountants of the registrant and included the consent of the independent accountants of EU Energy.

Form 8-K Dated July 3, 2006

Audited Financial Statements of EU Energy

3. Since you have prepared your financial statements in a currency other than the U.S. dollar please revise to provide the disclosures of exchange rates required by Item 3.A.3 of Form 20-F. We note that the amounts included in the pro forma financial statements related to EU Energy are in U.S. Dollars and are different from the amounts in the separate financial statements of EU Energy.

      We have amended the filing by adding additional disclosure in the footnotes of each of the three exhibits 99.1, 99.2, and 99.3 to disclose the requested foreign exchange information. We included Euro to Sterling and Sterling to US Dollar disclosure for all three exhibits, as applicable.

4. We reference the financial statements of EU Energy that are presented from January 30, 2004 through March 31, 2005. Please revise to comply with the requirements of Rule 3-06 of Regulation S-X that fiscal years cannot exceed 12 months.

      The activity from January 30, 2004 to March 31, 2004 consisted of 2 pounds sterling of capital contributions and nominal accrued expenses incurred purely to set up the shell company. We have amended the filing to show the breakout of the inception to date figures.

5. We reference the $18 million extraordinary income in fiscal 2006 and the significant excess of fair value of acquired net assets over cost related to the Dewind acquisition discussed in Note 2 on page 11. Please tell us the circumstances that resulted in the significant excess fair value of acquired net asset over cost. Clarify how the fair value of the assets and liabilities acquired were determined. Clarify whether these were related entities at the time of the acquisition. Please tell us how you complied with the requirements of footnote 19 to paragraph 44 of SFAS 141. Tell us how you reassessed whether all the acquired assets and assumed liabilities have been identified and recognized and how you performed remeasurements to verify that the consideration paid, assets acquired and liabilities assumed have been properly measured. Tell us about any additional obligations or contingent consideration related to the Dewind acquisition.

Securities and Exchange Commission
August 31, 2006
Page 3 of 17

      First, we advise the Staff that EU Energy was not a related party of FKI prior to or at the time of the acquisition of Dewind. Likewise, prior to the acquisition of EU by CTC, EU and CTC were not related parties .

      Please bear in mind that CTC's acquisition of EU will result in a fair value reset effective to July 3, 2006 which will in turn effectively eliminate the retained earnings and the $18M extraordinary income included therein. In addition, we will follow the guidelines of SFAS 141 during CTC's purchase price allocation analysis which will reset both asset and liability balances, as appropriate including the proper measurements of the assets and liabilities

      Background of EU's acquisition of Dewind from FKI

      The purchase of Dewind by EU Energy from FKI can best be described as a "fire sale." Dewind had been acquired by FKI approximately 4 years earlier and had been operated as a wholly owned subsidiary division by FKI. Through mismanagement, the division became significantly cash flow negative, was not projecting cash flow improvement, and was looking at market saturation in its primary markets of Germany and the Netherlands with no plans to expand to other geographies. Several years prior to the divestiture, the cheaper energy alternatives to wind power such as fossil fuel powered generation made the market for wind turbines weak. The market saturation resulted in Dewind entering into sales contracts at prices below cost and resulted in contract concessions to provide free extended turbine maintenance, lengthy turbine warranties, and repair services at revenue levels below the costs to provide these services.

      Michael Porter, the CEO of EU Energy, and an executive who was experienced in turn-around situations had contacts in the wind energy industry and heard that FKI was looking to divest itself of Dewind or close down operations and manufacturing.

      The value of Dewind at the time was in the hard assets of the cash, receivables, and inventory offset by warranty and availability provisions that result from the estimated costs to provide warranty services over the life of the warranties and availability penalties incurred should a turbine under warranty not be producing electricity due to a repair issue. Due to engineering issues with one of the turbine versions, FKI believed that the primary assets of the subsidiary, consisting primarily of receivables and inventory were impaired and believed that there was substantial exposure on the warranty and availability provision liabilities. In addition, EU believed that rising oil prices and increasing environmental concerns would result in greater demand for wind power.

Securities and Exchange Commission
August 31, 2006
Page 4 of 17

      The value of Dewind to EU Energy and an explanation of the large "negative goodwill" is explained further below.

      Purchase Price Allocation for acquisition of Dewind by EU Energy:

      Using the guidelines of SFAS 141, each type of asset and liability was reviewed at the date of acquisition through the initial measurement of September 30, 2005 and then through a remeasurement and impairment process through March 31, 2006. The summary is listed in Note 2 on page 11 of the audited financial statements.

      A review of the remeasurement and impairment approach is as follows:

      1. Cash - determined to be no impairment.

      2. Receivables - The 18M sterling of trade receivables included the net amounts collectible from service and maintenance customers in addition to balances collectible from turbine sales. Turbine sale receivables warrant a brief explanation: Turbines are large, expensive and complicated machines. A typical turbine sells for approximately $1 million (US Dollars = approx. 550,000 UK Sterling) per megawatt. EU makes both 1.25 and 2.0 megawatt turbines for a selling price of 800,000 to 1.1M sterling per turbine at costs of approximately 90% of revenues. A typical customer will purchase 20-30 turbines for a turbine wind farm with delivery scheduled over several months or years. The cash payments on a turbine order typically consists of 10% upon signing the order (recorded as a customer advance - deferred revenues) 40% upon shipment of each turbine to the wind farm site, and 40% upon "commissioning" or when each turbine is erected on it's tower and made to be operational. The remaining 10% is kept as a "holdback" in case there are any deficiencies, if the turbine does not work as promised, etc. Reserves on the receivables consist primarily on the "holdback" payments and are specifically identified/identifiable for those turbines where problems have been identified. Additional specific reserves are recorded for service receivables greater than 90 days outstanding. Receivables were recorded as at the acquisition date at the amount expected to be collected. Note that receivables decreased from 18M to 8.8 M between July, 2005 transaction date and the March 31, 2006 year end representing net collections on receivables.

      3. Inventories - Inventories of 10M represents primarily turbines, turbine parts, and service related parts and materials. The turbines (finished goods) were recorded at cost which was consistent with the estimated selling price less a reasonable profit allowance. Sales contracts have now been concluded for the majority of the completed turbines, underpinning the inventory valuation. Turbine and service parts are purchased from vendors and were recorded at replacement cost.

Securities and Exchange Commission
August 31, 2006
Page 5 of 17

      4. Prepaid expenses were insignificant but reflect employee travel advances of expenses and other miscellaneous prepaid amounts that were expensed shortly after the acquisition.

      5. Other Receivables represent additional cash consideration that is due from FKI in connection with breach of certain representation regarding the book value of Dewind assets. This has not been collected. It is part of the subject of litigation filed subsequent to the filing of the original Form 8-K in July, 2006 and the Form 8-K/A on August 10, 2006. At the date of the acquisition and as of year end, this balance was believed to be collectible. See also explanation below..

      6. Fixed assets - The fixed assets acquired are listed at fair value on the note at 1.5M. These were written down to zero under SFAS 141, as appropriate for negative goodwill accounting.

      Any other intangible assets were immaterial and were written down to zero under SFAS 141.

      7. Accounts payable and accrued expenses represent amounts due to vendors, accrued acquisition costs, accrued reorganization costs, and accrued payroll as well as deferred revenues. The balances represent the amounts expected to be paid, payable, or in the case of deferred revenues, amounts received in cash from customers. Substantially all of these liabilities are current and were therefore not discounted.

      8. Warranty and related reserves - see answer to question 6 below. The warranty reserves were quantified as of the acquisition date and reviewed and remeasured up through March 31, 2006.

      Regarding SFAS 141, paragraph 44, footnote 19:

      Prior to the allocation of the excess of assets acquired over liabilities assumed (negative goodwill), EU, through a remeasurement process that extended through March 31, 2006, adjusted the balances of the assets acquired and liabilities assumed. The remeasurement process included reviewing the consideration paid, that all assets acquired and liabilities assumed were properly valued in accordance with SFAS 141, and reviewing and researching for any and all contingencies that could result in additional assets or liabilities. The following asset and liability balance were affected:

Securities and Exchange Commission
August 31, 2006
Page 6 of 17

      Property and equipment (457,000)
      Inventory (2,567,000)
      Trade receivables (502,000)
      Trade payables 218,000
      Warranty provisions 369,000
      Accrued expenses 546,000

      All assets and liabilities were also reviewed subsequent to year end through June 30, 2006. It was determined that no additional impairments or recognition of any additional liabilities was warranted.

      Please see also change to footnote 1: Acquisitions section in the audited financial statements.

      Due to the negative goodwill recognized in the transactions, all amounts allocable to intangible assets were immediately charged off to the increased negative goodwill acquired.

      There is one item relating to the FKI acquisition that remain outstanding:

      FKI owes EU (now owned by CTC) approximately 1.5 million sterling as a condition of the acquisition. This receivable has not been collected due to the bank guarantee dispute described in the answer to question 8 below.

      There are no additional contingent obligations related to the FKI acquisition transaction and except for the 1.5 million receivable described above and the bank guarantee and capital reserve agreement issues described in the answer to # 8 below, no additional issues remain.

      Please also see the narrative section at the end of this response letter and the explanation of the business reasons why the negative goodwill was recorded as described below.

6. In addition, tell us about EU Energy's financial obligations related to the warranty and product guarantees discussed in Note 5 and how the liability was determined at the time of the acquisition. Clarify why the reserves at March 31, 2006 disclosed in Note 5 were significantly higher than the reserves at the time of the acquisition of Dewind.

      Warranty and related reserves represent:

            i. parts and services costs related to minor warranty repairs on turbines sold. Turbines are sold with warranties between 2 and 5 years. Approximately 190 turbines were under warranty at the acquisition date with an average warranty of 3.5 years at the acquisition date. The warranty cost estimates are based on historical data and are projected based on the expected personnel, travel, and parts costs to service the turbines under warranty.

Securities and Exchange Commission
August 31, 2006
Page 7 of 17

            ii. Retrofit provision. For turbines where it is expected that a substantial repair will be required (such as for a 40,000 sterling gear box) an estimate of these major repairs is prepared by the engineering team and the dollar costs quantified and then reviewed by senior management and external auditors.

            iii. Availability provision. During the warranty period, each turbine contract has an availability guarantee whereby the company guarantees a certain level of turbine performance. If the turbine does not perform as specified, or delivery is delayed on that turbine, damages are calculated based on turbine availability to compensate the wind farm operator for lost power generation. Availability provision estimates are recorded as they occur and are based on formulas based on the downtime of the turbine multiplied by the availability rate specified in the contract. Availability claims are often disputed since they are based on several external factors in addition to turbine availability, including wind speed at the time of the outage. For this reason, availability claims are often arbitrated or resolved through the legal process.

      After the acquisition, a thorough review by the engineering team was conducted on all of the turbines under warranty and for those turbines that had availability and revenue guarantee contracts. All of the warranty, retrofit, and availability provisions were quantified and for those where expenses or payments were expected greater than one year, these were discounted at a 10% per year discount rate. The warranty provision was initially determined to be approx 4.7 million sterling. During the remainder of the fiscal year, an additional 370,000 was determined to be attributable to the warranty liability as at the acquisition date resulting in the beginning balance of 5 million.

      The figure used in Note 2 of 4,002,000 sterling was incorrect. One GL account representing a portion of the retrofit reserve was incorrectly included in the other accrued liabilities in footnote 2 but was correctly represented in the text of note 5. We have corrected the figure in Note 2 to reflect the corrected beginning balance of 5,080,000 sterling.

      Warranty reserve reconciliation:

      The difference between the warranty reserves on the acquisition date and the fiscal year end date is reconciled as follows:

      Acquisition date (remeasured) warranty reserve:        5,080,000 sterling
      Availability provision increases incurred during 2006    912,000 sterling
      Increases due to fiscal year 2006 sales                1,956,000 sterling

      Reduction in warranty reserve in fiscal 2006 due
      to warranty lapses, services, and retrofit services  (1,041,000) sterling
                                                           --------------------
      Total as at March 31, 2006                             6,907,000 sterling

      Total as at June 30, 2006                              6,856,000 sterling

Securities and Exchange Commission
August 31, 2006
Page 8 of 17

      The increase in availability provisions represents turbines that were fully functioning as of the date of the acquisition. Due to EU's tight cash position subsequent to the FKI acquisition and lack of credit terms with vendors subsequent to the acquisition, repairs and maintenance parts were not available and some turbines stopped functioning. EU is contractually obligated to pay availability penalties on turbines under availability contract if they are not functioning above a minimum power output level. At year ending March 31, 2006, all availability penalties were reviewed to determine whether they existed at the acquisition date or if they related to activities that occurred subsequent to the acquisition date. Availability claims are recorded at the amount expected to be settled.

7. Please tell us whether the receivables have been collected and whether there were any subsequent impairments recorded for the inventory or receivables acquired from Dewind.

      Substantially all of the pre-acquisition receivables were collected subsequent to the acquisition. The net balance of the receivables decreased from 18 million sterling at the acquisition date to 8.8 million at March 31, 2006. The balance of the receivables was 5.1 million at June 30, 2006. The 5.1 million balance represents service revenue receivables, turbine receivables, and holdback receivables at the estimate of their net collectible values.

      As of July 10, 2006, all turbine inventories that existed as of the acquisition date had either been shipped to customers or had been sold under contract, thus underpinning the asset value recorded at the acquisition date.

      As discussed in the answer to question 5, EU recorded approximately 2.6 million sterling in inventory reserves and approximately 500,000 sterling in receivable reserves into the balances of the assets acquired as at the acquisition date as part of the remeasurement process.

8. We reference the discussion in Note 7 of the contingencies with regard to the bank bonds issued by Dewind to guarantee the performance of certain contractual obligations and the "full funding" of the capital reserve agreements with its parent. Please tell us about these contingencies and how they were considered in the purchase price allocation disclosed in
      Note 2.

      It should be noted that as of March 31, 2006, FKI owes EU/CTC 1.5 million sterling as part of the acquisition transaction and EU/CTC owes FKI 2.1 million regarding the bank guarantees. The capital reserve agreement issue is in litigation but could result in substantial payments by FKI to CTC. See below. Since FKI and EU/CTC are involved in litigation surrounding the capital reserve agreement, it is expected that neither FKI or CTC will be remitting funds to settle the resultant payables and receivables until the capital reserve issue is resolved. Further, the disclosure in the Exhibit
      99.1 audited financials represents information that was known as of May 25, 2006 - the opinion date of the audited financials.

Securities and Exchange Commission
August 31, 2006
Page 9 of 17

      Bank Guarantees

      The bank guarantees include approximately 2.1 million sterling due to FKI from Dewind as a result of bank guarantees. During the fiscal year ending March 31, 2006, subsequent to the acquisition, customers with availability and warranty claims against Dewind (now owned by EU) utilized legacy bank guarantees from FKI to claim cash from FKI bank accounts to pay for availability and warranty claims made against Dewind both before and after the acquisition. Dewind in turn owes payment to FKI for amounts extracted by Dewind customers.

      The guarantees were triggered after the acquisition. The warranty liability accrual underlying the claims that drove the guarantee triggers was included in the warranty liability that was measured (and remeasured) under SFAS 141 and used in the purchase price allocation. As such, the 2.1 million paid by FKI was included in the liability totals used in the purchase price allocation.

      The bank guarantee issues can be summarized as:

      a) Why did FKI allow this to happen?
      b) What was the accounting for the payment of cash from FKI to the customer?
      c) What other economic activities are involved for such transaction and how were they accounted for?
      d) This is confusing, please provide an example.

      a) Why did FKI allow this to happen?

      FKI is a large corporation which did not properly de-activate their guarantees until well after the acquisition date. For certain of Dewind's customers acquired, there were contract stipulations that required bank guarantees where customers were allowed to claim cash upon the event of certain events such as turbine availability or service issues. Most of these issues were related to availability provisions that were accrued prior to the acquisition. Due to the separation of FKI departments, the treasury department would be notified when cash payments were made or required but the accounting department responsible for accounting for the transactions would process the accounting several weeks later since these transactions were not routine, often several weeks after the cash was paid. In addition, the level of the FKI person processing the transaction (typically at month end) was such that they may not have realized that the Dewind was now divested. The delays in communication between departments resulted in the continued activation of these bank guarantee accounts for months after the acquisition.

Securities and Exchange Commission
August 31, 2006
Page 10 of 17


      b) What was the accounting for the payment of cash from FKI to the customer?

      When the customers claimed the cash from FKI's bank accounts, Dewind recorded a payable to FKI into accounts payable and a receivable from the customer as each attachment arose. Note that the customer often did not realize that FKI has paid out the cash, they often believe the Dewind has paid the cash since they made the request to zero balance Dewind accounts which were subsequently funded by FKI.

      c) What other economic activities are involved for such a transaction and what was the accounting?

      The underlying source data supporting the withdrawals was the collection of damages relating to a warranty or availability liability owed from Dewind to the customer. The liability for the damages or the warranty costs was included by EU/Dewind in the warranty provisions for the amount estimated to be the costs or damages. Typically the claims from customers where cash was withdrawn were those were the customer had exhausted a remedy period and then resorted to using the bank guarantee.

      For many of these claims, Dewind still has the opportunity to claim and collect all or a portion of the funds back from the customer upon satisfaction of issues or in the case of availability claims, could mediate, resolve and effectively claim back all or a portion of the funds. For this reason, Dewind uses the accounts receivable reserves in conjunction with the warranty process to value the collectibility of the cash claimed. Claims receivables are reviewed under the specific receivable review process on a monthly basis (including during the remeasurement process). Cash collections on the claims would be credited against the receivable. If a claim was determined to be not collectible from the customer, the receivable would be reserved, as appropriate, with the credit recorded to the receivable and a debit against the related warranty accrual. Any collected or collectible cash would then be used to adjust the warranty liability through the monthly warranty liability accrual process.

      Any residual debit or credit to "true up"to the claim attributable to activities prior to the acquisition date was included in the 369,000 sterling remeasurement adjustment described below (and which is thereby included in the 5,080,000 acquisition balance).

      d) Since the foregoing is confusing, an example with the following assumptions is provided:

Securities and Exchange Commission
August 31, 2006
Page 11 of 17


      i. An availability claim is filed by a customer for 500
      ii. The customer collects the 500 from Dewind through FKI's bank guarantee
      iii. Subsequent to payment (by FKI) on the guarantee, Dewind resolves the issue and agrees with the customer that a penalty should be 150 and the customer agrees to pay Dewind back 350
      iv. The customer pays back the 350 to Dewind
      v. Dewind reviews the warranty reserve for period end reporting.

      The accounting would be:

      i. (Claim filed) Dewind would record a warranty reserve liability for 500 and expense warranty reserve expense for 500.
      ii. (Cash paid by FKI) Dewind would record a claims receivable for 500 and a payable to FKI for 500.
      iii. (Claim resolved) Dewind would record a reserve to the claims receivable for 150 and debit the warranty reserve for 150. (results in a net 350 receivable and a net warranty reserve of 350).
      iv. (Claim partially repaid) Receivable credited for 350 and cash debited 350 (results in 0 receivable)
      v. (Month end) Warranty liability debited 350 and warranty expense credited 350 to true up the warranty liability to 0 for this now resolved issue.

      The net result of this transaction would be an increase of cash of 350, a warranty expense of 150 (equals the claim settlement amount) and an amount payable to FKI of 500.

      "Full funding" of the Capital Reserves:

      Within a month prior to the acquisition of Dewind from FKI, FKI repaid (illegally, we believe) certain inter-company balances due from Dewind to FKI from existing Dewind cash balances. This resulted in a Dewind making preferential payments to its parent at the expense of third party creditors, which is prohibited under German law. We have filed motions for a hearing on the matter with the German courts and the first hearing is scheduled for November, 2006. If adjudicated in our favor, the outcome could results in the payment of damages to Dewind, now owned by CTC, and possibly criminal charges to the former directors of Dewind, all of whom were FKI employees. The damages payable to Dewind as a result of the prohibited transaction could be significant and may range up to as much as 58 million Euros (approximately 74 million US Dollars at current exchange rates). We have no exposure to liability on this issue except for the incremental cost of the filing and legal fees related to the litigation incurred beginning in August, 2006. The outcome of the litigation will likely not be known until well after the November hearing.

Securities and Exchange Commission
August 31, 2006
Page 12 of 17


      Due to the uncertainty of the realization of this asset, under US GAAP we cannot record a contingent asset for such litigation as it has not been realized. We expect to provide an update in the earlier of either a Form 8-K upon settlement or a court order or in our next required periodic filing of Form 10-K due on December 14, 2006. If appropriate, we will incorporate any contingent asset recorded into our purchase price allocation for the CTC acquisition of EU Energy.

Interim Financial Statements

9. Please revise to remove the interim financial statements for the nine months ended June 30, 2006 and provide the financial statements for the interim period since the date of the audited financial statements (i.e., three months ended June 30, 2006). Refer to the requirements of Rule 3-05(b) and 3-02(b) of Regulation S-X.

      We have revised exhibit 99.2 to properly reflect the 3 month period ending June 30, 2006 and 2005 instead of the nine month period.

Pro Forma Financial Statements

10. We note that you refer to an independent appraisal on page 1 and in Note 9(e). While you are note required to make reference to this independent valuation, when you do so, you must name the expert and file their written consent as an exhibit to the registration statement. See Item 601(b) of Regulation S-K.

      We have removed references to the appraisal from the Pro Forma Financial Statements.

11.   Please disclose the nature of the adjustment in Note (h) on page 3.

      We have updated the pro forma financial statements to clarify the nature of the adjustments which were reclassification for presentation purposes.


12. Please disclose the primary reasons for the acquisition of EU Energy and provide a description of the factors that contributed to the significant amounts of goodwill recorded. Refer to paragraph 51.b. of SFAS 141.

      We added disclosure regarding the economic substance of the goodwill in note e to the pro forma financial statements and we have proposed to add a management discussion and analysis section after the notes to Exhibit 99.3 to include additional information regarding the significant negative goodwill and other EU Energy information discussed in the answers to questions 5-8 above as well as the factors that contributed to the significant amounts of goodwill recorded. See also economic reasons why the acquisition occurred as listed below and in the proposed MD&A section.

Securities and Exchange Commission
August 31, 2006
Page 13 of 17


13. Revise Note (a) to disclose the price that was used to value the stock issued as purchase consideration and clarify how this was determined.

      We have updated the pro forma financial statements in Note (a) to provide additional information regarding the share price used. We used the average closing market price for the 6 trading days surrounding the date of our announcement to purchase beginning with June 2, 2006.

Securities and Exchange Commission
August 31, 2006
Page 14 of 17

Activities subsequent to the EU acquisition - why the negative goodwill exists (Questions 5, 12):

The following information is also provided to the Staff on a supplemental basis to provide additional insight and disclosure as to the history of EU, Dewind, the acquisition of Dewind by EU, and the subsequent acquisition of EU by CTC and to the opportunities for the combined entities. The Company is willing to insert this text into the Form 8-K following the notes to the pro forma financial statements if the Staff believes it would give investors a more accurate and complete disclosure regarding the EU Energy acquisition:

Acquisition of Dewind by EU Energy

As described in Exhibit 99.1 in Note 2 to the audited financial statements, on July 5, 2005 EU Energy purchased Dewind from FKI, plc. The acquisition was accounted for as a purchase transaction and recorded approximately 18 million pounds sterling of net assets in excess of liabilities, recorded as "negative goodwill".

The economics of the EU / FKI transaction warrant some explanation. FKI had operated Dewind as a subsidiary which had experienced years of substantial negative cash flows and was saddled with problematic older turbines under extended warranties that carried large potential liabilities for turbine availability guarantee and turbine warranty exposures. The decision was made to divest itself of this subsidiary through either a liquidation or a sale. These exposures and FKI's perception that the primary assets (receivables and inventory) of Dewind were of little realizable value, resulted in a deep discount to these assets and the resultant low price paid for EU's acquisition of Dewind.

EU Energy recognized the emerging potential for wind turbines to customers outside the European marketplace and was willing to take on the risk to turn around Dewind. Subsequent to acquiring Dewind, EU successfully executed on the following operational milestones:

      a. EU assured existing and potential customers that the Dewind turbines would continue to be manufactured. The market had believed that the Dewind turbines would no longer be produced and as such was reluctant to purchase additional turbines, significantly reducing their value. The assurance resulted in the ability of EU to sell off the remaining inventory at substantially greater than "fire sale" prices and to realize cash from the sale of these assets.

      b. EU quickly addressed the issues with the problematic turbines by retrofitting turbines with better and more reliable parts and proactively solving known problems before they resulted in revenue availability penalties. This had a two-fold effect in that it allowed Dewind to collect substantial amounts of cash on what was believed by FKI to be uncollectible receivables. It also resulted in substantial reductions in expected warranty and availability provisions since the correction of the issues resulted in much lower future availability penalties and warranty costs.
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Securities and Exchange Commission
August 31, 2006
Page 15 of 17


      c. EU reorganized and tightly managed the service and maintenance group in an effort to return this group to profitability. Under FKI, this group had experienced substantial losses.

      d. EU designed the new D8.1 and 8.2 turbines to eliminate the use of an expensive power electronics conversion system in favor of a more reliable mechanical solution providing direct output of AC power to the electrical grid. The power conversion elimination combined with the earlier retrofitting represented the correction of a substantial portion of existing wind turbine failures. The elimination of the power electronics package also allowed for better electrical grid compatibility by allowing direct electrical hookups to the electrical grid.

      e. The success in the turbine re-design along with a revised sales focus to sell turbines in the US and Canada, China, India, and Latin American markets resulted in committed turbine reserve orders for approximately $2.9 billion dollars of wind turbines for delivery beginning in 2007 through 2011.

      f. EU successfully negotiated the licensing of older wind turbine technology to China which provided much needed cash and future royalty streams.

      g. EU successfully solved existing customer problems resulting in the collection of past due receivables.

Under US GAAP accounting, namely SFAS 141, the assets and liabilities acquired are required to be remeasured for a period of time after an acquisition and stated at their remeasured values back to the acquisition date, if within the same fiscal year. The success outlined above subsequent to the FKI acquisition date resulted in substantially higher realizable asset values and substantially lower liability exposure than what FKI believed would be the economic situation. All of the foregoing resulted in the recognition of the substantial "negative goodwill."

Acquisition of EU Energy by CTC

In December, 2005, CTC was approached by EU to become a partner to assist with the US assembly of the D8.2 wind turbines. Over the next several months, CTC decided to purchase EU outright to take advantage of the potential in the wind market and the sales synergies with wind farms for CTC's cable products. CTC and EU signed a letter of intent to purchase in March, 2006 and signed a securities purchase agreement in June, 2006. The transaction closed on July 3, 2006 upon the issuance of the CTC stock in exchange for all outstanding shares of EU. As described above, the consideration given was determined to be $56.6 million and the transaction resulted in approximately $36.7 million in goodwill and intangible assets. CTC has not completed the allocation of the purchase price for the intangible assets acquired as described above.
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Securities and Exchange Commission
August 31, 2006
Page 16 of 17


The economic reasons behind the acquisition and the resultant significant amount of goodwill and currently unallocated intangible assets acquired represents expected future economic value from the following synergies and market opportunities:

      a. Next generation turbines. At the closing date of the transaction, EU Energy had obtained committed, non-binding wind turbine reserve orders under turbine reserve agreements of approximately $2.9 billion from wind farm operators in the United States and Canada for its new D8.2 wind turbine with deliveries beginning in late calendar year 2007. The D8.2 turbine is a design improvement over the D8 turbine and our competitors' turbines in that it replaces a key turbine component. This component gives the D8.2 turbine a significant competitive advantage over other turbines on the market. Both the D8.2 and traditional turbines use wind power to generate a rotating driveshaft that turns a turbine generator which generates electricity. A traditional generator converts the rotating driveshaft into electricity at variable frequencies (with a variable speed generator) since the wind blows at variable rates. The power electronics package then converts this variable frequency power to the required consistent frequency power which then must go through an electrical transformer before it can be delivered to the transmission grid and then to the consumer. The D8.2 turbine eliminates the expensive and problematic electronics package by inserting a mechanical device that functions as constant speed mechanism. This device provides a constant rotational speed to a standard (synchronous) electrical generator which produces electricity at a constant frequency. The constant frequency power then can be transmitted to the electrical grid directly.

      b. Improving service contribution. The EU Energy service organization is expected to achieve profitability in the near term due to improving efficiencies and the lapse of existing product warranties allowing for increased service and maintenance billings. EU Energy has been working through the FKI legacy of extended warranties and product issues which resulted in repair costs without corresponding repair or service revenues. As these warranties lapse, it is expected that service and maintenance revenues will increase, thereby returning the service group to profit margin levels more in line with a typical service business model.

      c. Other turbine sales. Future sales of the new D8.2 and D8.1 wind turbines and sales of the current D6 and D8 model wind turbines in the US and worldwide. We currently have the ability to assemble and produce D6 and D8 turbines in Germany. We are also actively marketing these older versions in geographies and through relationships that are economically feasible. Due to the lengthy lead times for turbine delivery and the current world market for wind energy and wind turbines, there is worldwide supply shortage of wind turbines. We anticipate increasing our production and sales accordingly to address this need.
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Securities and Exchange Commission
August 31, 2006
Page 17 of 17


      d. Sales synergies with CTC's ACCC cable product. Current and near term wind farms are installing their turbines in geographical locations that are typically remote and well away from the existing electrical transmission grid or are situated near overloaded transmission grids. CTC's cable provides a lower cost alternative to increasing grid capacity than existing cable products due to its reduced profile while providing the ability to handle more peak electrical transmission capacity. We are leveraging the project contacts at the wind farm operators to provide valuable sales leads on our cable products.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.

                                                Very truly yours,
                                                RICHARDSON & PATEL, LLP.

                                                /s/ Ryan S. Hong

                                                Ryan S. Hong, Esq.

cc: Mr. Benton H. Wilcoxon
Mr. D.J. Carney
Composite Technology Corporation
2026 McGaw Avenue
Irvine, CA 92614